September 16, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Kevin L. Vaughn

Re:	Rush Enterprises, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 13, 2008
File No. 000-20797

Dear Mr. Vaughn:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below is the Company’s response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission, dated September 8, 2008, regarding the above referenced Form 10-K filed by the Company on March 13, 2008.  For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Cash Flows, page 32

Cash Flows from Operating Activities, page 32

1.             We note your presentation here of net cash provided by operating activities including all floor plan notes payable.  While disclosure of the effect of these items is beneficial to an investors understanding of your cash flows, the current disclosure format results in the presentation of a non-GAAP financial measure for cash flows from operating activities, as adjusted.  If you elect to continue to present the non-GAAP financial measure in your MD&A, please revise future filings to include the disclosures required by Item 10(e)(l)(i)(C) and Item 10(e)(l)(i)(D) of Regulation S-K.

Response:  We agree to revise future filings in response to your comment.  Accordingly, if we elect in the future to present the non-GAAP financial measure of net cash provided by operating activities including all floor plan notes payable in the MD&A section of the Company’s Form 10-K, we will also include the disclosures required by Item 10(e)(l)(i)(C) and Item 10(e)(l)(i)(D) of Regulation S-K therein.

Additionally, the Company acknowledges that:

•                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, I can be reached at (830) 626-5226.

Sincerely,

/s/ Steven L. Keller
Steven L. Keller
Vice President and Chief Financial Officer